December 23, 2008

Mail Stop 3561

<u>By Facsimile and U.S. Mail</u>

Mr. Stephen L. Day
President and Chief Executive Officer
Dover Saddlery, Inc.
525 Great Road
Littleton, MA   01460

       Re: Dover Saddlery, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2007
             File No. 0-51624

Dear Mr. Day:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                      Sincerely,

                                      Andrew Mew
                                      Accounting Branch Chief